UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 19, 2015, the requisite Italian Internal Dealing form was issued and made publicly available on the Company’s website at www.luxottica.com, on the “1 info” storage platform at www.1info.it. and was also filed with CONSOB to disclose the transaction described below. For more information on Luxottica Group S.p.A. (the “Company”), please see the Company’s Annual Report on Form 20-F available on the Company’s website and filed with the SEC.

On May 15, 2015, Delfin S.à r.l. acquired 80,000 ordinary shares of the Company.  The shares were acquired in a market transaction on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 58.9152.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: May 20, 2015		MICHAEL A. BOXER
Group General Counsel